UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On May 19, 2025, Ascentage Pharma Group International issued a Hong Kong Stock Exchange announcement entitled “POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON MAY 19, 2025”.

A copy of the Hong Kong Stock Exchange voluntary announcement is attached as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Hong Kong Stock Exchange voluntary announcement dated May 19, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: May 19, 2025	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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